SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      Urban Improvement Fund Limited - 1974
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                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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   Transaction Valuation: $570,000(1)      Amount of Filing Fee: $114(2)
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(1)  Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

(2) Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 1,140 units ("Original Units") of limited partnership interests in Urban Improvement Fund Limited - 1974 (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date; Proration

     The fourth paragraph is hereby amended and restated in its entirety as follows:

     "Unit Holders may indicate, by checking a box on the Letter of Transmittal (the "All or None Box"), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. See "Details of the Offer - Withdrawal Rights." If more than 1,140 Units have been Properly Tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Units that do not have the All or None Box checked."

     5. Withdrawal Rights

     A new paragraph is hereby added to the end of the section as follows:

     "Automatic Withdrawal Option. Unit Holders may indicate, by checking a box on the Letter of Transmittal (the "All or None Box"), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. If at any time during the day of the Expiration Date more than 1,140 Units have been Properly Tendered, unless the Purchaser amends the Offer to increase the number of Units to be purchased, the Purchaser will deem all Units from Unit Holders that checked the All or None Box to be withdrawn and not validly tendered for purposes of the Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur. Unit Holders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Letter of Transmittal with their preferred election, in the manner described in Section 3 herein."

     CERTAIN INFORMATION CONCERNING THE PURCHASER

     The Purchaser

     The last sentence of the first paragraph is hereby deleted and replaced with the following sentences:

     "The Purchaser's manager is Everest Properties, LLC, a California limited liability company, which has no employees of its own. Both the Purchaser and its manager have the same executive officers. For certain information concerning the executive officers of the Purchaser and its manager, see Schedule I to this Offer to Purchase."

     Prior Acquisitions of Units and Prior Contacts

     A new paragraph is hereby added to be the third paragraph of the section as follows:

     "Such discussions contemplated an exchange of assets, so per unit prices were not discussed; and the discussions ended because the parties did not agree on a transaction. Everest waited to see if the discussions would result in a transaction before deciding whether or not to make the Offer."

     Source of Funds

     A new sentence is added to the paragraph as the penultimate sentence as follows:

     "The Purchaser may need to rely exclusively on equity capital contributions from its members in order to pay for the Units tendered pursuant to the Offer."

     FUTURE PLANS OF THE PURCHASER

     The third sentence of the first paragraph is hereby amended and restated in its entirety as follows:

     "Following the completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser may acquire additional Units, although there is no current intention to do so."

     EFFECTS OF THE OFFER

     Limitations on Resales

     The following sentence is added as the penultimate sentence of the paragraph:

     "The Purchaser believes that the General Partner would be obligated to disclose any intention to restrict transfers in the General Partner's recommendation to limited partners regarding the Offer and on Schedule 14D-9 filed with the Commission and, at the latest, would advise the Purchaser of any such intention immediately upon our communication of the tender results to the Partnership."

ITEM 12. EXHIBITS.

     12.4 Extension Notice to Unit Holders.
     12.5 Press Release dated February 6, 2004.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2004




                                        EVEREST PROPERTIES II, LLC


                                        By: /S/ DAVID I. LESSER
                                            ------------------------
                                            David I. Lesser
                                            Executive Vice President